

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS SECOND QUARTER 2011 RESULTS

CALGARY, August 11, 2011 – Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the quarter ended June 30, 2011. The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's unaudited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

It should be noted that the interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standard 1, "First-time Adoption of International Financial Reporting Standards", and with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board. Previously, the Corporation prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("Previous GAAP").

Q2 2011 in Review

Summary of Results:

- Cash flow was $7.1 million or $0.01 per diluted share
- Operating loss was $9.4 million
- Net loss was $7.7 million or $0.03 per diluted share
- Capital investment was $8.53 million, before acquisitions and divestitures

Achievements:

- Average daily production was 12,748 boe/d, notwithstanding the impact of a major plant turnaround during the period
- Reduced cost structure by a combined $10.4 million from the second quarter of 2010:
    - Operating costs decreased by $4.4 million or 26% as a result of reduced production levels and the Corporation's continued focus on efficiency

- o Administrative costs decreased by 28% or $1.6 million due to restructuring completed at the end of 2010

- o Interest and finance charges decreased by 32% or $4.4 million as a result of lower debt levels in 2011 compared to 2010

- Participated in three non-operated wells, focusing on higher economic returns from liquids rich natural gas

  - o Began the development of other potential formations at Niton with the drilling of a Wilrich (Spirit River) horizontal well; early results are encouraging and reinforce the strategy to pursue this formation once capital is available

- Announced a proposed recapitalization plan of arrangement (the "Recapitalization") to make Compton's capital structure more competitive with industry peers and substantially improve its financial strength. The Recapitalization consisted of the following elements:

  - o Conversion of US$193.5 million of Compton Finance 10% Senior Notes due 2017 and US$46.8 million of Compton Finance 10% Mandatory Convertible Notes due September 2011 into equity

  - o Addition of approximately $50.0 million of new equity raised by way of a backstopped Rights Offering, which will be applied to further reduce debt

  - o Consolidation of existing common shares on a 200 to 1 basis

  - o Reduction of total pro forma debt to $145.3 million from $419.6 million at March 31, 2011, resulting in a decrease of annual cash interest and financing expenses by approximately $25.5 million

- Subsequent to the quarter, the Recapitalization was approved by noteholders and shareholders

With the completion of the Recapitalization, Management will be better positioned to focus on drilling and exploration efforts for the remainder of 2011 and beyond, providing the opportunity for accretive growth over a multi-year horizon.

Financial Review

(000s, except per share amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2011	2010	**2011**	2010
Revenue	$ **34,684**	$ 48,886	$ **70,333**	$ 109,672
Cash flow [(1)] [(2)]	$ **7,144**	$ 10,072	$ **14,770**	$ 30,958
Per share - basic	$ **0.03**	$ 0.04	$ **0.06**	$ 0.12
- diluted	$ **0.01**	$ 0.04	$ **0.02**	$ 0.12
Operating loss [(1)] [(2)]	$ **(9,397)**	$ (68,815)	$ **(5,932)**	$ (66,116)
Net loss	$ **(7,677)**	$ (90,011)	$ **(4,217)**	$ (64,549)
Per share - basic	$ **(0.03)**	$ (0.34)	$ **(0.02)**	$ (0.24)
- diluted	$ **(0.03)**	$ (0.34)	$ **(0.02)**	$ (0.24)
Capital investment, before acquisitions and divestitures	$ **8,494**	$ 15,259	$ **15,368**	$ 26,002

As at	June 30, 2011	Dec. 31, 2010
Total Facility & Notes	$ 359,476	$ 382,796
Total equity	$ 182,275	$ 187,198
Shares outstanding	263,666	263,666

(1) Cash flow, operating loss and field netback are non-GAAP measures that are defined in this document
(2) Prior periods have been revised to conform to current period presentation

Revenue decreased in 2011 compared to 2010 due to lower realized natural gas prices and reduced production volumes. Average production volumes were lower quarter-over-quarter due to natural declines, downtime due to the Mazeppa Gas Plant turnaround, the impact of asset sales completed in 2010, and the impact of reduced capital expenditures which limited production additions in 2011. These factors also impacted cash flow, which was 29% lower in the second quarter of 2011 compared to the same period in 2010.

Net loss of approximately $7.7 million was an improvement of $82.3 million when compared to the $90.0 million net loss in the same period for 2010. The loss in 2010 was largely due to an impairment write-down of $72.8 million recognized in the second quarter.

Reduced production volumes had an unfavourable impact on the amount of internally generated cash flow available to invest in drilling activities during the second quarter of 2011. As a result, total capital investment, before acquisitions and divestitures decreased by 44% in the second quarter of 2011 compared to 2010. In order to maximize return on capital in 2011, Management has focused its expenditures towards higher return, liquids rich natural gas in Niton and emerging oil properties. Compton drilled or participated in three wells during the second quarter of 2011 as compared to a total of seven wells during the comparable period in 2010.

Operations Review

	Three Months Ended June 30			Six Months Ended June 30		
	2011	2010	% Change	2011	2010	% Change
Average daily production						
Natural gas *(MMcf/d)*	**65**	100	(35%)	**69**	98	(30%)
Liquids *(bbls/d)*	**1,947**	3,066	(36%)	**2,199**	3,156	(30%)
Total *(boe/d)*	**12,748**	19,748	(35%)	**13,622**	19,446	(30%)
Realized prices[1]						
Natural gas *($/mcf)*	$ **4.10**	$ 4.09	-	$ **4.05**	$ 4.90	(17%)
Liquids *($/bbl)*	$ **88.39**	$ 66.20	34%	$ **77.69**	$ 66.81	16%
Total *($/boe)*	$ **34.35**	$ 30.98	11%	$ **32.94**	$ 35.48	(7%)
Field netback *($/boe)*	$ **19.11**	$ 17.12	12%	$ **17.93**	$ 19.91	(10%)

(1) Prior periods have been revised to conform to current period presentation

Production for the second quarter of 2011 decreased 35% from 2010 largely due to asset sales, natural declines and limited capital expenditures, which constrained the Corporation's ability to grow. In addition, the Mazeppa Gas Plant and associated field began its planned turnaround at the end of April. The turnaround went as planned and volumes were successfully brought back on production by mid-May. The turnaround was budgeted in Compton's guidance and impacted the second quarter and annualized volumes by approximately 800 boed and 200 boed, respectively

Activities during the first half of 2011 were focused on strategic initiatives to maximize the return on capital invested throughout the year. The majority of the Corporation's planned capital expenditure program is weighted towards the end of 2011 with drilling expected to commence in September after completion of the Recapitalization.

During the second quarter of 2011, Compton's operational activity consisted of participation in three non-operated wells (0.59 net wells). In Niton, a Rock Creek horizontal well (19.2% working interest) initially tested at 2.3 mmcf/d and 150 bbl/d of condensate. The well is currently tied in and on production. Also in the Niton area, a Wilrich (Spirit River) horizontal well (33.3% working interest) was drilled and is in the process of being completed. The Spirit River Formation was identified through the Niton area evaluation as providing significant upside potential for the Corporation. Results to date have been extremely encouraging, reinforcing Compton's decision to pursue this play with increased capital budgets. The third well (6% working interest) also targeted the Spirit River Formation on lands outside of Niton and is in the process of being completed.

Evaluation of the Ellerslie oil well drilled in the Southern plains continued in the second quarter. Currently the well is producing approximately 1 mmcf/d of natural gas and 60 bbl/d of oil. The results are very encouraging, despite challenges in the completion that resulted in eight out of the 12 stages being successfully fractured. Future optimization of completion methods is expected to yield improved production levels. As a result, Compton will continue drilling in the Ellerslie Formation to further evaluate the oil potential of this play.

Outlook

The current outlook for natural gas in North America remains weak throughout the remainder of 2011 and constrains the Corporation's ability to generate cash flow for reinvestment. As a result, Management is focused on those areas of its asset base that provide the highest economic return and on areas that will help identify additional development opportunities for the Corporation. For the balance of 2011, Compton will focus on the liquids-rich, high return Niton area as well as its emerging oil opportunities in the Southern Plains area. These areas are expected to provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and the impact of horizontal multi-stage fracture technology.

Compton is on track to achieve its 2011 guidance targets, including meeting the lower end of its production range, despite lower than anticipated capital expenditures to date. As a result of less capital spending in the first half of the year, Management is revising its 2011 capital expenditure guidance downward to between $45.0 and $50.0 million. The majority of the remaining capital will be utilized in the later months of the year with drilling commencing in late September. Compton is in the process of finalizing its future development plan and 2012 budget, which is expected to be released after completion of the Recapitalization.

The Corporation has continued to take a prudent operational approach, reducing its cost structure, improving capital efficiencies and lowering debt while managing through a low commodity price environment. The Corporation has continued to meet or beat expectations in these areas. With the completion of the Recapitalization, Compton is positioned to put its full attention into the development of its asset base and position the Corporation for future growth.

Additional Information

Compton has filed its unaudited Consolidated Financial Statements for the three months ended June 30, 2011 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2011 Second Quarter Conference Call

Compton will host a conference call and web cast on Friday, August 12, 2011 at 8:00 a.m. MST (10:00 a.m. EST) to discuss the Corporation's second quarter financial and operating results. *The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy.* To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-855-859-2056] or 1-416-849-0833 and enter access code 89722880# until August 19, 2011.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning within IFRS and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with IFRS, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with IFRS.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of June 30, 2011, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we are focused on those areas that provide the highest economic return and on areas that will help identify additional future development opportunities. Currently Compton targets formations in the liquids-rich, high return Niton area as well as its emerging oil opportunities in the Southern Plains area, providing significant upside potential through multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

Theresa Kosek
Vice President, Finance & CFO
Ph: (403) 205-7491

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com